Exhibit (n)(3)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 1, 2017, with respect to the consolidated financial statements of Capital Southwest Corporation as of March 31, 2017 and for each of the two years in the period ended March 31, 2017, including the selected per share data and ratios for each of the four years in the period ended March 31, 2017 and our report dated September 7, 2017 with respect to the Senior Securities Table as of March 31, 2017, which are included or incorporated by reference in the Prospectus and Registration Statement. We consent to the use of the aforementioned reports in the Prospectus and Registration Statement, and the use of our name as it appears under the captions “Selected Financial Data” and “Independent Registered Public Accounting Firm”.

/s/ GRANT THORNTON LLP

Dallas, Texas
September 7, 2018